HOWARD GROEDEL
direct 216.583.7118
direct fax 216.583.7119
hgroedel@ulmer.com
November 24, 2010
VIA EDGAR AND HAND DELIVERY
Karen J. Garnett, Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CTPartners Executive Search LLC Amendment No. 4 to Form S-1 Filed September 3, 2010 File No.: 333-169224
Dear Ms. Garnett:
     We are writing this letter to respond to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 23, 2010 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by CTPartners Executive Search LLC (the “Company”) on September 3, 2010. For your convenience, we have repeated your comments in italics followed by the Company’s response. Simultaneously with the filing of this letter, the Company is filing Amendment No. 4 (the “Amendment No. 4”) to the Registration Statement to reflect changes made in response to comments set forth in the Comment Letter. All page references are to the version of Amendment No. 4 filed on the date hereof.
     Please find enclosed four copies of Amendment No. 4 marked to show changes from the original Registration Statement. The changes reflected in Amendment No. 4 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.

Karen J. Garnett
November 24, 2010

General
1.	We note that your initial registration statement filed on September 3, 2010 registered a maximum aggregate offering amount of $34.5 million. Based on the number of shares being offered and the high end of your price range, as disclosed in amendment 3, it appears that your offering may exceed the $34.5 million registered amount. Please tell us how you will ensure that your offering does not exceed the amount registered.
RESPONSE: In response to the Staff’s comment, the Company has revised the “Calculation of Registration Fee” table at the bottom of the cover page of Amendment No. 4 to reflect a maximum aggregate offering amount of $37,153,844. The Company confirms that its offering will not exceed the amount registered and that the necessary registration filing fee has been deposited with the Commission.
Competition, page 44
2.	We note your response to comment 2 in our letter dated November 10, 2010. Please revise further to disclose the total number of firms with international practices, of which you believe you are among the top 20.
RESPONSE: In response to the Staff’s comment, the Company has deleted the second and third sentences of the paragraph under Competition on page 44 of Amendment No. 4.
Executive Compensation, page 49
3.	Note 6 to your audited financial statements indicates that you maintained a member unit purchase plan and that you granted units under the plan in 2009. Please tell us why you have not discussed these grants and included the appropriate tabular disclosure in your executive compensation discussion.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the staff that an aggregate of 923 membership units were granted in 2009 under its member unit purchase plan to two of the Company’s search consultants neither of whom were, or are, executive officers of the Company. Accordingly, no disclosure of these grants was required in our executive compensation discussion.

Karen J. Garnett
November 24, 2010

Summary Compensation Table, page 53
4.	We note your response to comment 4 from our letter dated November 10, 2010. Please explain to us why the grant date fair value for stock awards is shown as $0 for 2009 in your summary compensation table, while Note 6 to your audited financial statements indicates that the weighted average grant-date fair value was $35.00.
RESPONSE: In response to the Staff’s comment, the Company has revised the Summary Compensation table on page 53 of Amendment No. 4 by amending the Stock Awards column to reflect the aggregate grant date fair value of the performance units granted in 2009 for each of the named executive officers by multiplying the number of performance units granted to each of the named executive officers by $35.00, the weighted average grant date value referenced in Note 6 to our audited financial statements.
Outstanding Equity Awards at December 31, 2009, page 54
5.	Please tell us why the amount shown in the last column of this table is zero rather than the amount that you will pay to cash out these units in connection with your offering. Also, revise the disclosure on pages 52-53, under the heading “Performance Unit Plan,” to disclose the per unit payout amount and how you determined the amount of the payout value. Refer to Instruction 3 to Item 402(p)(2) of Regulation S-K.
RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, as of December 31, 2009, there was no market for these performance units and the grant price of these performance units was less than the Formula Value as defined in the Unit Performance Agreement (which is a valuation model based on the Company’s 12-month trailing performance.) Accordingly, the payout value of these performance units was zero as of December 31, 2009. To address the Staff’s comment, the Company has added three new footnotes to the table describing the basis for this zero valuation and also disclosing the fact that, in connection with the termination of the performance unit plan, the Company will cash out the current value of these performance units with proceeds from this Offering. Pursuant to the Staff’s comment, we have added language on page 53 of Amendment No. 4 to disclose the manner in which the per unit payout value was calculated.
Principal and Selling Stockholders, page 55

Karen J. Garnett
November 24, 2010

6.	Footnote (4) to the table states that Mr. Nocifora will receive 2,352 shares of common stock upon conversion of his convertible promissory note. Please reconcile this statement with the disclosure on page 57, which states that Mr. Nocifora will receive 496 shares upon conversion of the note.
RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 4 to reflect that Mr. Nocifora will receive 2,613 shares of common stock pursuant to his note prepayment and conversion agreement based on the number of membership interests he is entitled to receive under such agreement (496) multiplied by the conversion ratio (5.269). Further, we have revised footnotes 3, 4, 6 and 7 of the Principal and Selling Shareholders table on pages 55-56 of Amendment No. 4 to reflect the correct number of shares issuable to Messrs. Sullivan, Nocifora, Metzger and Kenny pursuant to their respective note prepayment and conversion agreements.
Notes to Consolidated Financial Statements, page F-7
Note 6, Non-Qualified Unit Purchase Plan and Performance Unit Plan, page F-17
7.	Please tell us how you calculated the weighted-average grant-date fair value of performance units. In this regard, we note that the amounts disclosed here and in the Performance Unit Plan section on page 53 appear to be the value of the underlying units, rather than the grant-date fair value of the performance units, while the amounts disclosed in the Summary Compensation Table on page 53 appear to be the intrinsic value. In addition, please revise your disclosure regarding equity based compensation on page F-8 to clarify whether you use fair value, calculated value, or intrinsic value to measure compensation expense related to the performance units at each measurement date. Refer to ASC 718-30-30, ASC 718-30-35, and SAB Topic 14B.
RESPONSE: In response to the Staff’s comment, the Company computes the weighted-average grant date fair value of the performance units in accordance with the Formula Value as defined in the Unit Purchase Agreement. This Formula Value is a valuation model based on the Company’s trailing twelve months of revenue, less debt. The Company has revised its disclosure in Note 6 of the consolidated financial statements so that the valuation model is discussed in both Note 1 and Note 6 of the financial statements. The amounts disclosed on page 53 of Amendment No. 4 have been revised to disclose the $35 per unit grant date fair value. In addition, the Company has revised its disclosure regarding equity based compensation on page F-8 of Amendment No. 4 and respectfully advises the Staff that the Company uses the intrinsic value method to measure compensation expense related to the performance units at each measurement date.

Karen J. Garnett
November 24, 2010

     We are grateful for your assistance in the matter. Please do not hesitate to call me at 216.583.7118 with any questions you may have with respect to the foregoing.
Sincerely,
Howard Groedel

cc:	Brian M. Sullivan Chief Executive Officer, CTPartners Executive Search LLC